EX-99.B(d)(2)(vi)

APPENDIX B

WELLS FARGO MASTER TRUST

INVESTMENT SUB-ADVISORY AGREEMENT

FEE AGREEMENT

This fee agreement is made as of the 31st day of August, 2005, by and between Wells Fargo Master Trust (the “Trust”), Wells Fargo Funds Management, LLC (the “Adviser”) and Cadence Capital Management LLC (the “Sub-Adviser”).

WHEREAS, the parties have entered into an Investment Sub-Advisory Agreement (“Sub-Advisory Agreement”) whereby the Sub-Adviser provides management and other services to each series of the Trust listed in Appendix A to the Sub-Advisory Agreement (each a “Fund” and collectively the “Funds”); and

WHEREAS, the Sub-Advisory Agreement provides that the fees to be paid to the Sub-Adviser are to be as indicated on this Appendix B;

NOW THEREFORE, the parties agree that the fees to be paid to the Sub-Adviser under the Sub-Advisory Agreement shall be calculated and paid on a monthly basis by applying the annual rates indicated below to the Fund’s average daily net assets throughout the month:

Name of Fund	Breakpoints	Sub-Advisory Rate
Large Cap Appreciation Portfolio	0-250 million 250-500 million 500 million -1 billion >1 billion	0.30 0.20 0.15 0.10	% % % %

If the Sub-Adviser shall provide management and other services for less than the whole of a month, the foregoing compensation shall be prorated based on the number of days in the month that such Sub-Adviser provided management and other services to the Funds.

The foregoing fee schedule shall remain in effect until changed in writing by the parties.

WELLS FARGO MASTER TRUST on behalf of the Funds

By:	/s/ C. DAVID MESSMAN
C. David Messman
Secretary

WELLS FARGO FUNDS MANAGEMENT, LLC

By:	/s/ ANDREW OWEN
Andrew Owen
Senior Vice President

CADENCE CAPITAL MANAGEMENT LLC

By:	/s/ MICHAEL SKILLMAN
Michael Skillman
Chief Executive Officer

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